Exhibit 99.2

EXECUTION VERSION

AMALGAMATION AGREEMENT

among

Sinovac (Cayman) Limited

SINOVAC AMALGAMATION SUB lIMITED

and

Sinovac Biotech LTD.

Dated as of June 26, 2017

-i-

-ii-

-iii-

AMALGAMATION AGREEMENT, dated as of June 26, 2017 (this “Agreement”), among Sinovac (Cayman) Limited, an exempted company incorporated with limited liability under the Laws of the Cayman Islands (“Parent”), Sinovac Amalgamation Sub Limited, an international business corporation incorporated under the Laws of Antigua and Barbuda and a wholly-owned Subsidiary of Parent (“Amalgamation Sub”), and Sinovac Biotech Ltd., a company limited by shares incorporated under the Laws of Antigua and Barbuda (the “Company”).

WHEREAS, Parent and the Company intend to enter into a transaction pursuant to which Amalgamation Sub will be amalgamated with and into the Company (the “Amalgamation”), with the Company surviving the Amalgamation and becoming a wholly-owned Subsidiary of Parent as a result of the Amalgamation;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has acted honestly and with good faith, reasonable care, skill, diligence and a view to the best interests of the Company, and has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and consummate the transactions contemplated by this Agreement, including the Amalgamation (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Amalgamation, and (c) resolved to recommend in favor of the authorization and approval of this Agreement and the consummation of the Transactions, including the Amalgamation, to the holders of Shares and direct that this Agreement and the consummation of the Transactions, including the Amalgamation, be submitted to a vote of the holders of Shares for authorization and approval by special resolution passed at the Shareholders’ Meeting;

WHEREAS, the board of directors of each of Parent and Amalgamation Sub has (a) approved the execution, delivery and performance by Parent and Amalgamation Sub, respectively, of this Agreement and the consummation of the Transactions and (b) declared it advisable for Parent and Amalgamation Sub, respectively, to enter into this Agreement;

WHEREAS, as an inducement to Parent’s and Amalgamation Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Rollover Shareholders (as defined below) have executed and delivered a support agreement among such Rollover Shareholders, Sinovac Holding (Cayman) Limited, the sole shareholder of Parent (“Holdco”), and Parent, dated as of the date hereof (the “Support Agreement”, as amended and supplemented from time to time), providing that, among other things, (a) the Rollover Shareholders will vote all Shares held directly or indirectly by them in favor of the authorization and approval of this Agreement and the Transactions, including the Amalgamation, and (b) the Rollover Shareholders agree, upon the terms and subject to the conditions in the Support Agreement, to receive no consideration for the cancellation of the Rollover Shares in accordance with the terms thereof; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the entities set out in Schedule A (each, a “Guarantor,” and collectively the “Guarantors”) have executed and delivered limited guarantees in favor of the Company with respect to certain obligations of Parent under this Agreement (each, a “Limited Guarantee” and collectively, the “Limited Guarantees,” as amended and supplemented from time to time).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Amalgamation Sub and the Company hereby agree as follows:

Article I
THE AMALGAMATION

Section 1.01         The Amalgamation.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the International Business Corporations Act, CAP. 222 of the Revised Laws of Antigua and Barbuda (as consolidated and revised) (the “IBCA”), at the Effective Time, Amalgamation Sub shall be amalgamated with and into the Company. As a result of the Amalgamation, the separate corporate existence of Amalgamation Sub shall cease and the Company shall continue as the surviving corporation in the Amalgamation (the “Surviving Corporation”) under the Laws of Antigua and Barbuda and become a wholly-owned Subsidiary of Parent.

Section 1.02         Closing; Closing Date.

Unless otherwise agreed in writing between the Company and Parent, the closing for the Amalgamation (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Weil, Gotshal & Manges, 29/F, Alexandra House, 18 Chater Road, Central, Hong Kong as soon as practicable, but in any event no later than the tenth (10th) Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions at such time) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”). By mutual agreement of Parent and the Company, the Closing may take place by conference call and exchange of faxes and/or e-mails of documents in .pdf format.

Section 1.03         Effective Time.

Subject to the provisions of this Agreement, on the Closing Date, Amalgamation Sub and the Company shall execute the articles of amalgamation (the “Articles of Amalgamation”) as prescribed in form 8 in the schedule to the IBCA. Amalgamation Sub and the Company shall file the Articles of Amalgamation and other documents required under the IBCA to effect the Amalgamation with the Financial Services Regulatory Commission as provided by Section 172 of the IBCA. The Amalgamation shall become effective at the time specified in the Articles of Amalgamation in accordance with the IBCA (the “Effective Time”).

Section 1.04         Effects of the Amalgamation.

At the Effective Time, the Amalgamation shall have the effects specified in the IBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Amalgamation Sub in accordance with the IBCA.

Section 1.05         Articles of Incorporation and By-laws of the Surviving Corporation.

At the Effective Time, the articles of incorporation and by-laws of Amalgamation Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and by-laws of the Surviving Corporation until thereafter amended as provided by Law and such articles of incorporation and by-laws; provided that at the Effective Time, (a) Article I of the articles of incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the Corporation is Sinovac Biotech Ltd.” and the articles of incorporation and by-laws of the Surviving Corporation shall be amended to refer to the name of the Surviving Corporation as “Sinovac Biotech Ltd.” and (b) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Articles of Amalgamation, if necessary.

Section 1.06         Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Amalgamation Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case, unless otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the articles of incorporation and by-laws of the Surviving Corporation.

Article II
CONVERSION OF SECURITIES; AMALGAMATION CONSIDERATION

Section 2.01         Conversion of Securities.

At the Effective Time, by virtue of the Amalgamation and without any action on the part of Parent, Amalgamation Sub, the Company or the holders of any securities of the Company:

(a)          each common share, par value $0.001 per share, of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Company RSs) shall be cancelled in exchange for the right to receive $7.00 in cash per Share without interest (the “Per Share Amalgamation Consideration”) payable in the manner provided in Section 2.04;

(b)          each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled without payment of any consideration or distribution therefor;

(c)          each of the Dissenting Shares shall be cancelled in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03;

(d)          each of the Company Options shall be cancelled in accordance with Section 2.02(b) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(c);

(e)          each of the Company RSs shall be cancelled in accordance with Section 2.02(b) and thereafter represent only the right to receive the applicable payments set forth in Section 2.02(d);

(f)          all Shares issued and outstanding immediately prior to the Effective Time, together with the associated Series A Junior Participating Preferred Share Purchase Rights (the “Rights”) issued under the Rights Agreement, dated as of March 28, 2016, between the Company and Pacific Stock Transfer Company, as rights agent (as amended from time to time, the “Rights Agreement”), shall cease to be outstanding, shall be cancelled and shall cease to exist, and the register of shareholders of the Company shall be amended accordingly; and

(g)          each common share, par value $1.00 per share, of Amalgamation Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Corporation. Such common shares shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of shareholders of the Surviving Corporation.

Section 2.02         Share Incentive Plans, Outstanding Company Options and Company RSs.

(a)          In accordance with Section 8 of each of the outstanding award agreements entered into with participants under the Stock Option Plan, the Company shall (i) take all actions reasonably necessary to make exercisable each Company Option issued under the Stock Option Plan, whether or not vested, that is then outstanding and unexercised, and (ii) deliver written notice to each holder of a Company Option informing such holder that (x) such Company Option shall be exercisable during the period from receipt of such notice until immediately prior to the Effective Time, (y) in accordance with Section 2.02(b), such Company Option shall be cancelled at the Effective Time to the extent not previously exercised, and (z) to the extent such Company Option is cancelled in accordance with clause (y), such holder shall have no further rights in respect of such Company Option other than the right to receive a payment in respect thereof in accordance with Section 2.02(c).

(b)          At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans and any relevant award agreements entered into under the Share Incentive Plans, (ii) cancel each Company Option issued under each Share Incentive Plan that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company RS that is outstanding.

(c)          Each former holder (or his or her designee) of a Company Option that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five Business Days) after the Effective Time (without interest), a cash amount equal to the product of (i) the excess, if any, of the Per Share Amalgamation Consideration over the Exercise Price of such Company Option and (ii) the number of Shares underlying such Company Option; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Amalgamation Consideration, such Company Option shall be cancelled without any payment therefor. Except as set forth in this Section 2.02(c), each such holder shall have no further rights in respect of such a Company Option.

(d)          Each former holder (or his or her designee) of a Company RS that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five Business Days) after the Effective Time (without interest), a cash amount equal to the Per Share Amalgamation Consideration. Except as set forth in this Section 2.02(d), each such holder shall have no further rights in respect of such a Company RS.

(e)          Any payment under this Section 2.02 shall be made at or as soon as practicable (and in any event no more than five Business Days) after the Effective Time, pursuant to the Company’s ordinary payroll practices and subject to all applicable Taxes and Tax withholding requirements. Notwithstanding the foregoing, each former holder of Company Options and Company RSs shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(f)          At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to issue Shares or other share capital of the Company or the Surviving Corporation to any person pursuant to the Share Incentive Plans or in settlement of any Company Option or Company RS (as applicable). Without limiting Section 2.02(a), promptly following the date hereof, the Company shall deliver written notice to each holder of Company Options and/or Company RSs informing such holder of the effect of the Amalgamation on his or her Company Options and/or Company RSs (as applicable).

Section 2.03         Dissenting Shares.

(a)          Notwithstanding any provision of this Agreement to the contrary and to the extent available under the IBCA, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Amalgamation, or dissenter rights, in accordance with Section 191 of the IBCA (collectively, the “Dissenting Shares” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and the Dissenting Shareholders shall not be entitled to receive the Per Share Amalgamation Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 191(4) of the IBCA or Section 195(2) of the IBCA, as applicable.

(b)          For the avoidance of doubt, all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their dissenter rights under Section 192(3) of the IBCA shall thereupon (i) not be deemed to be Dissenting Shares and (ii) be deemed to have been converted into, and to have become exchanged for, as of the Effective Time, the right to receive the Per Share Amalgamation Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Amalgamation Consideration so due and payable to such shareholders who have failed to exercise or who shall have effectively withdrawn or lost such dissenter rights under Section 192(3) of the IBCA.

(c)          The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Laws of Antigua and Barbuda and received by the Company relating to its shareholders’ rights to dissent from the Amalgamation or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the IBCA. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise by a shareholder of its rights to dissent from the Amalgamation or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)          In the event that any written notices of objection to the Amalgamation are served by any shareholders of the Company pursuant to Section 191(4) of the IBCA, the Company shall serve written notice of the authorization and approval of this Agreement and the Transactions on such shareholders pursuant to Section 191(7) of the IBCA within ten days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04         Exchange of Share Certificates, etc.

(a)          Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Amalgamation Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares, cash in an amount sufficient to pay the Amalgamation Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedures. As promptly as practicable after the Effective Time (and in any event within three Business Days), the Surviving Corporation shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Amalgamation Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in Antigua and Barbuda reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Amalgamation Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Amalgamation Consideration, and any Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article II. In the event of a transfer of ownership of Shares that is not registered in the register of shareholders of the Company, a check for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, that immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer Taxes have been paid or are not applicable.

(c)          Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Amalgamation Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d)          Untraceable and Dissenting Shareholders. Remittances for the Per Share Amalgamation Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details. A holder of Shares will be deemed to be untraceable and presumed to have received notice in accordance with Section 321 of the IBCA if (i) such person has no registered address in the register of shareholders maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (A) has been sent to such person and has been returned undelivered or has not been cashed or (B) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or (iii) notice of the Shareholders’ Meeting convened to vote on the Amalgamation has been sent to such person and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of ten years from the Closing Date shall be classified as “abandoned property” and transferred to the appropriate Governmental Authority in accordance with Section 256 of the IBCA. Once such transfer has been made, the Surviving Corporation shall be relieved of any liability to the beneficial owners thereof.

(e)          Adjustments to Amalgamation Consideration. The Per Share Amalgamation Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares, Company Options and Company RSs the same economic effect as contemplated by this Agreement prior to such action.

(f)          Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares, shall be invested by the Paying Agent as directed by Parent; provided that (i) Parent shall not direct the Paying Agent to make any such investments that are speculative in nature and (ii) no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Amalgamation Consideration. Earnings from investments shall be the sole and exclusive property of Parent and the Surviving Corporation. Except as contemplated by Section 2.04(a) and this Section 2.04(f), the Exchange Fund shall not be used for any other purpose.

(g)          Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares for six months after the Effective Time shall be delivered to the Surviving Corporation upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for the cash to which they are entitled pursuant to Section 2.01(a).

(h)          No Liability. None of the Paying Agent, the Rollover Shareholders, the Sponsors, Holdco, Parent or the Surviving Corporation shall be liable to any former holder of Shares for any such Shares (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)          Withholding Rights. The Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options or Company RSs such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of the Shares, Company Options or Company RSs in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be. For the avoidance of doubt, each holder of Shares, Company Options and Company RSs shall be personally responsible for the payment of all taxes in connection with receipt of the applicable Amalgamation Consideration in accordance with applicable Tax Laws, to the extent not deducted or withheld pursuant to this Section 2.04(i).

Section 2.05         No Transfers.

From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of shareholders of the Company and (b) the holders of Shares issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Corporation for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article II in the case of Shares other than the Excluded Shares, and for no consideration in the case of Excluded Shares.

Section 2.06         Agreement of Fair Value.

Parent, Amalgamation Sub and the Company respectively agree that the Per Share Amalgamation Consideration represents the fair value of the Shares for the purposes of Section 191(4) of the IBCA.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (a) the Company Disclosure Schedule delivered to Parent and Amalgamation Sub prior to or contemporaneously with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and to any other section or subsection of this Agreement the relevance of which is reasonably apparent on its face from the disclosed information) or (b) the Company SEC Reports filed with, or furnished to, the SEC prior to the date hereof, the Company hereby represents and warrants to Parent and Amalgamation Sub that:

Section 3.01         Organization, Good Standing and Qualification.

(a)          The Company is an international business company duly organized, validly existing and in good standing under the Laws of Antigua and Barbuda. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority or approvals has not had and would not have a Company Material Adverse Effect. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where any such failure to be so qualified or licensed or in good standing would not have a Company Material Adverse Effect.

Section 3.02         Articles of Incorporation and By-laws.

The Company has heretofore furnished or otherwise made available to Parent a complete and correct copy of the articles of incorporation and by-laws of the Company, as amended to date. Such articles of incorporation and by-laws are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03         Capitalization.

(a)          The Company is authorized to issue 100,000,000 Shares of a par value of $0.001 per share and 50,000,000 preferred shares of a par value of $0.001 per share. As of the close of business on June 23, 2017, (i) 57,019,261 Shares are issued and outstanding (which number includes 699,000 Company RSs as of the date hereof), all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 1,285,900 Shares are issuable pursuant to outstanding Company Options granted pursuant to the Share Incentive Plans (and for the avoidance of doubt are not included in the number of issued and outstanding Shares set forth in clause (i)) and (iii) no preferred shares are issued and outstanding. Except as set forth in this Section 3.03 and the Rights issued under the Rights Agreement, as of the date hereof there are no outstanding subscriptions, options, warrants, conversion rights, call rights or other agreements, arrangements or commitments issued by the Company or any of its Subsidiaries relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that entitle the holders thereof to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

(b)          Section 3.03(b) of the Company Disclosure Schedule sets forth the following information with respect to the Company Options and Company RSs outstanding as of the date hereof: (i) the number of Shares subject to such Company Option, (ii) the number of Company RSs, (iii) the exercise or purchase price of such Company Option or Company RS and (iv) the date on which such Company Option or Company RS expires. The grant of each such outstanding Company Option and Company RS was properly approved in compliance with the terms of the Share Incentive Plans and all applicable Laws. Except as set forth in Section 3.03(b) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option or Company RS as a result of the Transactions. All Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, and all Company RSs, upon vesting on the terms and conditions specified in the instruments pursuant to which they vest, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) any Share Incentive Plan pursuant to which the Company has granted Company Options and Company RSs that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company RSs and (iii) award agreements evidencing such Company Options and Company RSs with terms that are materially different from those set forth in the form of award agreement.

(c)          Section 3.03(c) of the Company Disclosure Schedule sets forth a true and complete list of each of the Company’s Subsidiaries, together with (i) its respective jurisdiction of organization or formation, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Subsidiary that is owned or otherwise held by a Group Company as of the date hereof and (iii) the other shareholder(s) of such Subsidiary. Other than the Group Companies, no Group Company owns any equity interest in any other corporations, associations or other persons that are legal entities and conduct businesses that are material to the business of the Group Companies, taken as a whole, and neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Group Companies, taken as a whole. The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries that is owned by any Group Company is owned by such Group Company free and clear of all Liens (other than Permitted Encumbrances). Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, each such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all share capital or registered capital of the Company’s Subsidiaries owned by it. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than the Company’s wholly-owned Subsidiaries in excess of $3,000,000.

Section 3.04         Authority Relative to this Agreement; Fairness.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement and the Transactions by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 169(5) of the IBCA (the “Requisite Company Vote”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Amalgamation Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)          As of the date hereof, the Special Committee comprises three members of the Company Board, each of whom is not affiliated with Parent or Amalgamation Sub. The Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, to enter into this Agreement and consummate the Transactions, including the Amalgamation, (ii) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Amalgamation, and (iii) resolved to recommend in favor of the authorization and approval of this Agreement and the consummation of the Transactions, including the Amalgamation, to the holders of Shares (the “Company Recommendation”) and direct that this Agreement and the consummation of the Transactions, including the Amalgamation, be submitted to a vote of the holders of Shares for authorization and approval.

(c)          The Special Committee has received from Duff & Phelps, LLC or Duff & Phelps Securities, LLC (the “Financial Advisor”) its written opinion, dated the date hereof, subject to the limitations, qualifications and assumptions set forth therein, that the Per Share Amalgamation Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Company RSs) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement solely for informational purposes. It is agreed and understood that such opinion may not be relied on by Parent, Amalgamation Sub or any of their respective Affiliates.

Section 3.05         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the articles of incorporation and by-laws of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected or (iii) violate, conflict with, require consent under, result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Encumbrances) on any property or asset of any Group Company pursuant to, any Contract to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Amalgamation or other Transactions.

(b)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with documents distributed or required to be distributed to the Company’s shareholders and the filing of one or more amendments to the Schedule 13E-3 to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”), (iii) for the filing of the Articles of Amalgamation and related documentation with the Financial Services Regulatory Commission pursuant to the IBCA and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have a Company Material Adverse Effect or prevent or materially impair or delay, or reasonably be expected to prevent or materially impair or delay, the consummation of the Amalgamation or other Transactions.

Section 3.06         Permits; Compliance with Laws.

(a)          Each Group Company is in possession of all material grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except as would not have a Company Material Adverse Effect (the “Material Company Permits”). As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. All such Material Company Permits are valid and in full force and effect, except where the failure to be valid or in full force and effect would not have a Company Material Adverse Effect. Each Group Company is in compliance with the terms of the Material Company Permits, except where non-compliance would not have a Company Material Adverse Effect. Without limiting the generality of the foregoing, all approvals, filings and registrations with Governmental Authorities in the PRC that are material to the operations of the Group Companies as they are being conducted as of the date hereof, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC, including registrations with the State Administration for Industry and Commerce, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in all material respects in compliance with applicable PRC Laws. Each Group Company that is organized in the PRC has complied in all material respects with all applicable PRC Laws regarding the contribution and payment of its registered capital. Since January 1, 2014, except as has not had and would not have a Company Material Adverse Effect, no Group Company is in default, breach or violation of any Law applicable to it or by which any of its properties or assets are bound. To the knowledge of the Company, since January 1, 2014, no Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws that has not been cured except for (i) such non-compliance the outcome of which would not have a Company Material Adverse Effect and/or (ii) any notice or communication relating to investigations or reviews in the trading in the securities of the Company with respect to the Amalgamation.

(b)          Except as would not have a Company Material Adverse Effect, no Group Company, nor, to the knowledge of the Company, the respective directors, officers, employees, or agents of each Group Company, in each case acting on behalf of a Group Company, in the course of his or her actions for, or on behalf of, a Group Company has made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment that would be unlawful under any Anticorruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) unlawfully influencing any act or decision of such Government Official in his official capacity, (B) unlawfully securing any improper advantage or (C) unlawfully inducing such Government Official to improperly influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any of its Subsidiaries in obtaining or retaining business for or with, or in directing business to, any person. No Group Company has conducted or initiated any formal internal investigation or made a voluntary or other disclosure to any Governmental Authority, or, to the knowledge of the Company, received any written notice, citation, report or alleged violations of any applicable Anticorruption Law.

(c)          The Company has complied in all material respects with the reporting and/or registration requirements under the applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”) with respect to the registration of its Share Incentive Plans with the Governmental Authorities in the PRC. As of the date hereof, the Company has not received any written inquiries, notifications, orders or any other forms of official written correspondence from SAFE or any of its local branches with respect to any actual or alleged material non-compliance with the SAFE Rules and Regulations.

Section 3.07         SEC Filings; Financial Statements.

(a)          The Company has filed or furnished, as the case may be, all forms, reports and documents required to be filed with or furnished to the SEC by the Company since January 1, 2014 (the “Applicable Date”) pursuant to the Securities Act and the Exchange Act (the forms, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof as have been supplemented, modified or amended since the time of filing or furnishing, collectively, the “Company SEC Reports”), except for the Annual Report on Form 20-F for the year ended December 31, 2016. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)          Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position of the Group Companies as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments and to any other adjustments described therein, the effect of which, individually or in the aggregate, is not material, and to the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP except to the extent that such information has been amended or superseded by later Company SEC Reports filed prior to the date hereof.

(c)          Except as and to the extent set forth in the unaudited quarterly financial results of the Group Companies as of September 30, 2016, including the notes thereto, no Group Company has outstanding (i) any Indebtedness or any commitments therefor or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected or reserved against in the consolidated financial statements of the Group Companies, except for Indebtedness or any commitments therefor or other liabilities or obligations (A) reflected or reserved against on the consolidated balance sheet of the Company as of September 30, 2016, (B) incurred in the ordinary course of business consistent with past practice since September 30, 2016, (C) incurred pursuant to this Agreement or in connection with the Transactions or (D) that do not have a Company Material Adverse Effect.

(d)          The Company has made available to Parent complete and correct copies of all material amendments and modifications that have not been filed by the Company with the SEC as of the date of this Agreement to all Material Contracts that previously had been filed by the Company with the SEC and are in effect as of the date of this Agreement.

(e)          The Company has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) established and maintained by the Company are reasonably designed to ensure that all material information concerning the Group Companies required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure. Since January 1, 2015, neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case, which has not been subsequently remediated. Except as set forth in Section 3.07 of the Company Disclosure Schedule, to the Company’s knowledge, there is, and since January 1, 2015, there has been, no fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. Since the date of the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f)          The Group Companies maintain a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

(g)          The Company is in compliance, in all material respects, with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

Section 3.08         Absence of Certain Changes or Events.

Between September 30, 2016 and the date hereof, except as set forth in Section 3.08 of the Company Disclosure Schedule or as expressly contemplated by this Agreement, (a) each Group Company has conducted business in all material respects in the ordinary course and (b) there has not been any event, occurrence, development or state of circumstances or facts that has had a Company Material Adverse Effect.

Section 3.09         Absence of Litigation.

Except as set forth in Section 3.09 of the Company Disclosure Schedule, as of the date hereof there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any property or asset of any Group Company, before any Governmental Authority that (a) would reasonably be expected to result in a Company Material Adverse Effect or (b) has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay the consummation of the Amalgamation. As of the date hereof, no Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except those that would not have a Company Material Adverse Effect.

Section 3.10         Labor and Employment Matters.

(a)          Except as set forth in Section 3.10 of the Company Disclosure Schedule, no Group Company is a party to or bound by any collective bargaining agreement or other labor union Contract applicable to persons employed by it, nor is any such agreement being negotiated by any Group Company as of the date hereof. Except for those that would not have a Company Material Adverse Effect, there are no unfair labor practice complaints pending or, to the knowledge of the Company, threatened against any Group Company before any Governmental Authority and there is no organized strike, slowdown, work stoppage or lockout, or similar activity or, to the knowledge of the Company, threatened against or involving any Group Company.

(b)          Except as would not have a Company Material Adverse Effect, each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not have a Company Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Company, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company and (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Company, threatened with respect to any Group Company.

(c)          The Company has made available to Parent true and complete copies of each material Company Employee Plan including all material amendments thereto.

(d)          Each Company Employee Plan is and has at all times been operated and administered in material compliance with the provisions thereof and all applicable legal requirements. There are no material claims (other than for benefits incurred in the ordinary course) or legal proceedings pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan.

(e)          Except pursuant to or as contemplated under this Agreement, no Company Employee Plan exists that, as a result of the execution of this Agreement, shareholder approval of this Agreement or the consummation of the Transactions alone (and without the occurrence of any additional or subsequent events such as a termination of employment), will entitle any current or former director, employee or consultant of any Group Company to (i) material compensation or benefits (including any severance payment or benefit), or (ii) accelerate the time of payment or vesting or result in any payment or funding of material compensation or benefits under, materially increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans.

(f)          This Section 3.10 constitutes the sole and exclusive representation or warranty of the Group Companies relating to labor and employment matters.

Section 3.11         Real Property; Title to Assets.

(a)          Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of each Owned Real Property, including with respect to Owned Real Property in the PRC, the particulars and the issue date of the State-owned Land Use Certificate and Building Ownership Certificate for such Owned Real Property. With respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except for Liens that do not materially interfere with such Group Company’s use and enjoyment of such Owned Real Property or Permitted Encumbrances or as disclosed in Section 3.11(a)(i) of the Company Disclosure Schedule, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy any material portion of such Owned Real Property, and (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase any material portion of or material interest in such Owned Real Property. Except as would not have a Company Material Adverse Effect, the relevant Group Company has duly complied in all respects with all the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it.

(b)          Section 3.11(b) of the Company Disclosure Schedule sets forth, as of the date hereof, the address of each Leased Real Property and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease). The Company has delivered or otherwise made available to Parent a true and complete copy of each such Lease. Except as would not have a Company Material Adverse Effect, with respect to each Lease: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed since January 1, 2014 and (iii) neither any Group Company nor, to the knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and, to the knowledge of the Company, no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c)          The Owned Real Property identified in Section 3.11(a) of the Company Disclosure Schedule and the Leased Real Property identified in Section 3.11(b) of the Company Disclosure Schedule (collectively, the “Company Real Property”) comprise all of the material real property used in the business of the Group Companies as of the date hereof.

(d)          To the knowledge of the Company, (i) all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Company Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the business of the Group Companies and (ii) there are no structural deficiencies or latent defects materially affecting the intended use or function of the Improvements, in each case, except as would not have a Company Material Adverse Effect.

(e)          Except as would not have a Company Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Group Companies taken as a whole, as currently conducted.

Section 3.12         Intellectual Property.

Except as would not have a Company Material Adverse Effect:

(a)          The Group Companies have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Encumbrances).

(b)          Since January 1, 2014, neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. To the knowledge of the Company, the right to use the Company Intellectual Property has been obtained through all necessary legal procedures and any applications therefor have been duly filed or registered (as applicable) with the applicable Governmental Authority or other applicable person, have been maintained to the extent necessary, including the submission of all necessary filings and fees in accordance with the legal, administrative and other requirements, and have not lapsed, expired or been abandoned. To the knowledge of the Company, no person is currently infringing, diluting or misappropriating Intellectual Property owned by the Company or any Subsidiary of the Company.

(c)          Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, there are no pending or, to the knowledge of the Company, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property.

(d)          Since January 1, 2010, all employees, consultants or contractors of the Group Companies who have materially contributed to the development of Company Intellectual Property in the course of their employment, engagement or contract with the Company or any of its Subsidiaries have executed and delivered to the Company or such Subsidiary agreements or undertakings (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary.

(e)          The Group Companies have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they own in all respects.

Section 3.13         Taxes.

(a)          Except as would not have a Company Material Adverse Effect, each Group Company has duly filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings, and all such Tax returns are true, accurate and complete in all material respects. As of the date hereof, no taxing authority is asserting in writing or, to the knowledge of the Company, threatening to assert against any Group Company any material deficiency or claim for any Taxes. Except as would not have a Company Material Adverse Effect, each Group Company has properly and timely withheld, collected and deposited all Taxes that are in the Company’s reasonable judgment required to be withheld, collected and deposited under applicable Law. Except as would not have a Company Material Adverse Effect, no Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax (other than pursuant to extensions of time to file Tax returns in the ordinary course of business).

(b)          Each of the Company’s Subsidiaries incorporated in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Authority, obtained and maintained the validity of all national and local Tax registration certificates and complied in all respects with all requirements imposed by such Governmental Authorities, in each case, except as would not have a Company Material Adverse Effect. Any submissions made by or on behalf of the Company or any of its Subsidiaries to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates were accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Company, threatened.

(c)          This Section 3.13 constitutes the sole and exclusive representation or warranty of the Group Companies relating to Tax matters.

Section 3.14         Material Contracts.

(a)          Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, as of the date hereof, none of the Group Companies is a party to or bound by:

(i)          any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         any Contract relating to the formation, creation, operation, management or control of any partnership, joint venture, limited liability company or similar arrangement, in each case, that is material to the business of the Group Companies, taken as a whole;

(iii)        any Contract involving Indebtedness of the Company or any of its Subsidiaries for borrowed money having an outstanding principal amount of more than $8,500,000, other than any Indebtedness solely between or among the Group Companies;

(iv)        any Contract under which the Company or any of its Subsidiaries has any material obligations that have not been satisfied or performed (other than indemnification and confidentiality obligations) relating to the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than $3,500,000 (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business);

(v)         any Contract relating to any acquisition of equity interest by the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has continuing “earn-out” or similar contingent payment obligations that would reasonably be expected to result in payments by any Group Company of more than $3,500,000;

(vi)        any Contract that contains a call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase any equity interest in any person or assets that have a fair market value or purchase price of $3,500,000 or more;

(vii)       any non-competition Contract or other Contract that is material to the Group Companies, taken as a whole, and that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(viii)      any Contract (other than Contracts granting Company Options or Company RSs) giving the other party the right to terminate such Contract as a result of this Agreement or the consummation of the Amalgamation where (A) such Contract requires any payment in excess of $500,000 to be made by the Company or any of its Subsidiaries in any calendar year or (B) the value of the outstanding receivables due to the Group Companies under such Contract is in excess of $500,000 in any calendar year;

(ix)         any Contract that prohibits (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries; or

(x)          any Contract providing for (A) a license of Intellectual Property of the Company or any of its Subsidiaries to a Third Party, (B) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right or (C) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property; in each case of (A) through (C), other than agreements for off-the-shelf Software and such Contracts that are not material to the business of the Group Companies, taken as a whole, and in each case of (A) and (B), other than Contracts entered into by the Group Companies in the ordinary course of business;

Each such Contract described in clauses (i) to (ix) and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a “Material Contract.”

(b)          Except as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or any of its Subsidiaries party thereto and, to the Company’s knowledge, each other party thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Material Contract and no event has occurred that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract and (iii) the Group Companies have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 3.15         Environmental Matters.

Except as would not have a Company Material Adverse Effect, (a) each Group Company is in compliance with all applicable Environmental Laws and has obtained and possesses all material permits, licenses and other authorizations currently required for its establishment and operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (b) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law that remains unresolved and (c) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substance. This Section 3.15 constitutes the sole and exclusive representation or warranty of the Group Companies relating to environmental matters.

Section 3.16         Insurance.

Except as would not have a Company Material Adverse Effect, (a) all insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Group Companies are in full force and effect, (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies.

Section 3.17         Company Rights Plan.

The Company has taken all actions necessary to (a) render the Rights Agreement inapplicable to this Agreement and the transactions contemplated hereby and (b) ensure that (i) none of Parent, Amalgamation Sub or any other Subsidiary of Parent is an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of this Agreement or the Transactions contemplated hereby and (ii) a Distribution Date, a Trigger Event or a Share Acquisition Date (as such terms are defined in the Company Rights Agreement) does not occur, in the case of clauses (i) and (ii), solely by reason of the execution of this Agreement or the Support Agreement or the consummation of the Transactions.

Section 3.18         Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.19         No Other Representations or Warranties.

Except for the representations and warranties contained in this Article III, neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Amalgamation Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Amalgamation Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Amalgamation Sub acknowledges the foregoing. Neither the Company nor any other person will have or be subject to any liability or indemnity obligations to Parent, Amalgamation Sub or any other person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Amalgamation Sub or any of their Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND AMALGAMATION SUB

Parent and Amalgamation Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01         Corporate Organization.

Parent is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Amalgamation Sub is an international business company duly incorporated, validly existing and in good standing under the Laws of Antigua and Barbuda. Each of Parent and Amalgamation Sub has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Amalgamation Sub or otherwise be materially adverse to the ability of Parent or Amalgamation Sub to perform their material obligations under this Agreement. Parent has heretofore made available to the Company complete and correct copies of the articles of incorporation and by-laws of Parent and Amalgamation Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 4.02         Authority Relative to This Agreement.

Each of Parent and Amalgamation Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Amalgamation Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent and Amalgamation Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Amalgamation Sub, enforceable against each of Parent and Amalgamation Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03         No Conflict; Required Filings and Consents.

(a)          The execution and delivery of this Agreement by Parent and Amalgamation Sub do not, and the performance of this Agreement by Parent and Amalgamation Sub will not, (i) conflict with or violate the articles of incorporation and by-laws of either Parent or Amalgamation Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent or Amalgamation Sub or by which any property or asset of either of them is bound or affected or (iii) result in any breach of, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Amalgamation Sub pursuant to, any Contract or obligation to which Parent or Amalgamation Sub is a party or by which Parent or Amalgamation Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Amalgamation Sub or otherwise be materially adverse to the ability of Parent and Amalgamation Sub to perform their material obligations under this Agreement.

(b)         The execution and delivery of this Agreement by Parent and Amalgamation Sub do not, and the performance of this Agreement by Parent and Amalgamation Sub and the consummation by Parent and Amalgamation Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) for compliance with the rules and regulations of NASDAQ and (iii) for the filing of the Articles of Amalgamation and related documentation with the Financial Services Regulatory Commission pursuant to the IBCA.

Section 4.04         Capitalization.

(a)          The authorized share capital of Parent consists solely of 50,000 shares, par value of $1.00 per share. As of the date hereof, one share of Parent was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Holdco. All of the issued and outstanding share capital of Parent is, and at the Effective Time will be, owned by Holdco. Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than the Equity Commitment Letters and those incident to its formation and capitalization pursuant to this Agreement and the Transactions.

(b)          The authorized share capital of Amalgamation Sub consists solely of 10,000 shares, par value of $1.00 per share. As of the date hereof, one share of Amalgamation Sub was issued and outstanding, which is duly authorized, validly issued, fully paid and non-assessable and is owned by Parent. All of the issued and outstanding share capital of Amalgamation Sub is, and at the Effective Time will be, owned by Parent. Amalgamation Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Transactions.

Section 4.05         Available Funds and Financing.

(a)          Parent has delivered to the Company true and complete copies of executed equity commitment letters from the Sponsors (the “Equity Commitment Letters”) pursuant to which each of the Sponsors has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Holdco, up to the aggregate amount set forth therein (the “Financing”). The proceeds of the Financing shall be used to finance the consummation of the Transactions.

(b)          (i) Each of the Equity Commitment Letters is in full force and effect and is a legal, valid and binding obligation of Parent and Holdco (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception) and (ii) none of the Equity Commitment Letters has been amended or modified and no such amendment or modification is contemplated, and the respective commitments contained in the Equity Commitment Letters have not been withdrawn or rescinded in any material respect. Assuming (A) the Financing is funded in accordance with the Equity Commitment Letters and (B) the satisfaction of the conditions to the obligation of Parent and Amalgamation Sub to consummate the Amalgamation as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, the net proceeds of the Financing contemplated by the Equity Commitment Letters will be sufficient for Parent, Amalgamation Sub and the Surviving Corporation to pay (1) the Amalgamation Consideration and (2) all other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Equity Commitment Letters contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Holdco, Parent or Amalgamation Sub on the terms and conditions contained therein. There are no side letters or other agreements, Contracts or arrangements (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (x) as expressly set forth in the Equity Commitment Letters and (y) any customary non-disclosure agreements that do not impact the conditionality, availability or amount of the Financing. No event has occurred that, with or without notice, lapse of time or both, would either (I) constitute a default or breach under any of the Equity Commitment Letters on the part of Parent or Holdco or, to the knowledge of Parent, any other parties thereto or (II) prevent or materially delay the other parties thereto from providing or funding, as applicable, any portion of the Financing. As of the date hereof, subject to the accuracy of the representations and warranties of the Company set forth in Article III hereof, and the satisfaction of the conditions set forth in Section 7.01 and Section 7.02 hereof, Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Equity Commitment Letters or that any of the conditions to the Financing that are required to be satisfied by Parent or Amalgamation Sub will not be satisfied or that the Financing will not be available to Holdco, Parent or Amalgamation Sub at the Effective Time. For the avoidance of doubt, Parent is not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article III or non-compliance by the Company with its obligations hereunder.

Section 4.06         Brokers.

Except for Lazard Asia (Hong Kong) Limited, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Amalgamation Sub.

Section 4.07         Guarantees.

Assuming the due authorization, execution and delivery by the Company, each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the Guarantor that executed it, subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 4.08         Absence of Litigation.

To the knowledge of Parent and Amalgamation Sub, as of the date hereof, (a) there is no Action pending or threatened against Parent or Amalgamation Sub or any of their respective Affiliates before any Governmental Authority and (b) neither Parent nor Amalgamation Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case that seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Amalgamation or other Transactions.

Section 4.09         Ownership of Company Shares.

As of the date hereof, other than the Rollover Shares, none of Parent, Amalgamation Sub, the Rollover Shareholders, the Sponsors nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10         Solvency.

Neither Parent nor Amalgamation Sub is entering into the Transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to all of the Transactions contemplated hereby, including the Financing and the payment of the Amalgamation Consideration and all other amounts required to be paid in connection with the consummation of the Transactions, assuming (a) satisfaction of the conditions to the obligation of Parent and Amalgamation Sub to consummate the Amalgamation as set forth herein, or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set forth in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Surviving Corporation will be solvent (as such term is used under the Laws of Antigua and Barbuda) at and immediately after the Effective Time.

Section 4.11         Parent Group Contracts.

Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) the Equity Commitment Letters, (b) the Support Agreement, (c) the Limited Guarantees, and (d) the Interim Investors Agreement (collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Parent Group Contracts, there are no side letters or other oral or written Contracts, agreements, arrangements or understandings (whether or not legally enforceable) (i) relating to the Transactions between or among Parent, Amalgamation Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates (excluding any agreements among any one or more of the foregoing solely relating to the Surviving Corporation following the Effective Time), (ii) relating to the Transactions between or among Parent, Amalgamation Sub, any Rollover Shareholder, any Sponsor or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any members of the Company Board or any of the Company’s shareholders in their capacities as such, on the other hand or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Amalgamation Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Amalgamation or has agreed to vote against any Superior Proposal.

Section 4.12         Independent Investigation.

Parent and Amalgamation Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Group Companies, which investigation, review and analysis were performed by Parent, Amalgamation Sub, their respective Affiliates and Representatives. Each of Parent and Amalgamation Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Group Companies for such purpose. In entering into this Agreement, each of Parent and Amalgamation Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.13         No Additional Representations.

Except for the representations and warranties set forth in this Article IV, neither Parent nor Amalgamation Sub nor any other person on behalf of either of them makes any other express or implied representation or warranty with respect to Parent or Amalgamation Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article V
CONDUCT OF BUSINESS PENDING THE AMALGAMATION

Section 5.01         Conduct of Business by the Company Pending the Amalgamation.

The Company agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated, permitted or required by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business and in a manner consistent with past practice in all material respects, and (ii) the Company shall use its commercially reasonable efforts to preserve intact the assets and business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which the Group Companies have material business relations as of the date hereof, except for any termination of services or relationships as a result of the expiration of any agreements or Contracts.

Without limiting the generality of the foregoing paragraph, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law, (y) set forth in Section 5.01 of the Company Disclosure Schedule or (z) expressly contemplated, permitted or required by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)          amend or otherwise change its articles of incorporation and by-laws or the equivalent organizational documents of its Subsidiaries;

(b)          issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of any shares of any class of any Group Company (other than in connection with (A) the exercise of any Company Options or vesting of Company RSs in accordance with the Share Incentive Plans, (B) the withholding of Company securities to satisfy Tax obligations with respect to Company Options or Company RSs, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options or Company RSs (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, (E) the issuance of Company securities as required to comply with any Share Incentive Plan or Company Employee Plan in effect as of the date hereof, or (F) pursuant to Contracts in effect as of the date hereof or any options, warrants, securities convertible into any share capital or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of any Group Company)

(c)          sell any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of $4,500,000, except (A) in the ordinary course of business, (B) pursuant to Contracts in force on the date hereof, (C) dispositions of obsolete or worthless assets that are no longer useful in the conduct of the business of the Group Companies or (D) transfers among the Group Companies;

(d)          declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(e)          reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Share Incentive Plans, including the withholding of Shares in connection with the exercise of Company Options or the vesting of Company RSs in accordance with the terms and conditions of such Company Options or Company RSs (as applicable));

(f)          adopt a plan or agreement of, or commence any proceeding for, complete or partial liquidation, winding up or dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, other than with respect to any Tax restructuring commenced prior to the date hereof, or as contemplated by this Agreement;

(g)         acquire, whether by purchase, merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of $3,500,000 in any transaction or related series of transactions, other than pursuant to existing Contracts or commitments;

(h)          incur or guarantee any Indebtedness for borrowed money of any Third Party, except for the incurrence or guarantee of Indebtedness (i) under any Group Company’s existing credit facilities as in effect on the date hereof (including any renewal, extension, refinancing or replacement of such Contracts on substantially the same or similar terms) in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness or (ii) in an aggregate amount not in excess of $5,000,000 (in addition to any Indebtedness incurred in accordance with clause (i));

(i)           make capital expenditures in excess of $4,000,000 in the aggregate for Group Companies taken as a whole during any twelve month period, except as consistent with past practice and in the ordinary course of business;

(j)           except as required under applicable Law or pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements, or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees below the general manager level or its equivalent (e.g. the head of business unit) or with an annual compensation of less than $150,000, (ii) grant or provide any severance or termination payments or benefits to any director or officer of any Group Company except as required by applicable Law or any Contract or agreement in effect as of the date hereof, (iii) increase the compensation, bonus, severance or other benefits of, or pay any bonus to, any director, officer, employee or consultant of any Group Company whose annual compensation as of the date hereof is in excess of $150,000 (except such increases or payments that, in the aggregate. do not cause an increase in labor costs to the Group Companies, taken as a whole, by more than five percent (5%)), (iv) make any new equity awards to any director, officer or employee of any Group Company, (v) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options and Company RSs, (vi) take any action to voluntarily accelerate the vesting of Company Options or Company RSs to the extent not already required in the Share Incentive Plans or contemplated by this Agreement or otherwise pursuant to any Contract disclosed to Parent in writing as of the date hereof or (vii) forgive any loans to directors, officers or employees of any Group Company;

(k)          make any material changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto or such changes as would better reflect the business and operations of the Group Companies due to changes in circumstances after the date hereof;

(l)           enter into or amend, modify, consent to the termination of, or waive any material rights under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of $4,500,000 or more that cannot be terminated without material surviving obligations or material penalty upon notice of 90 days or less, other than in the ordinary course of business;

(m)         enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any of their directors or executive officers, on the other hand, in each case required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act (except as contemplated under this Agreement or permitted under Section 5.01(j));

(n)          terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it that is not promptly replaced by a comparable amount of insurance coverage;

(o)          commence any Action for a claim of more than $1,000,000 (excluding any Action seeking injunctive relief or other similar equitable remedies) or settle any Action other than any settlement involving the payment of monetary damages not in excess of $1,000,000;

(p)          permit any material Intellectual Property owned by any Group Company to lapse, be abandoned, dedicated or disclaimed, or fail to perform or make any applicable filings, recordings or other similar actions or filings or fail to pay material fees and Taxes required to maintain and protect its interest in the material Intellectual Property owned by any Group Company;

(q)          engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(r)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(s)          announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02         Operation of Parent’s and Amalgamation Sub’s Business.

Each of Parent and Amalgamation Sub agrees that, from the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Amalgamation becoming incapable of being satisfied or (b) take any action or fail to take any action that would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Amalgamation Sub to consummate the Amalgamation or the other Transactions in accordance with the terms of the Agreement.

Section 5.03         No Control of Other Party’s Business.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Amalgamation Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Amalgamation Sub’s operations. Prior to the Effective Time, each of Parent, Amalgamation Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VI
ADDITIONAL AGREEMENTS

Section 6.01         Proxy Statement and Schedule 13E-3.

(a)          As soon as practicable following the date hereof, the Company with the assistance of Parent and Amalgamation Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Amalgamation Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement and the Transactions by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Amalgamation Sub shall use its reasonable best efforts so that the Proxy Statement and the Schedule 13E-3 complies in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Amalgamation Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent and Amalgamation Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent and Amalgamation Sub and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the SEC and its staff, on the other hand. No filing of the Schedule 13E-3, the Proxy Statement, any amendments or supplements thereto, or any response to the SEC will be made by the Company, Parent or Amalgamation Sub unless each other party and its counsel has had a reasonable opportunity to review and propose comments which such party shall consider in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Amalgamation Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Amalgamation Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company.

(b)          Each of Parent, Amalgamation Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Amalgamation Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, Amalgamation Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Amalgamation will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Amalgamation Sub or the Company, or their respective officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party discovering such event or circumstance shall promptly inform the other parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c)          At the Shareholders’ Meeting, Parent shall vote, or cause to be voted, all of the Shares then beneficially owned by Parent or Amalgamation Sub or with respect to which Parent or Amalgamation Sub otherwise has, directly or indirectly, voting power in favor of the authorization and approval of this Agreement and the Transactions.

Section 6.02         Company Shareholders’ Meeting.

(a)          As promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3 (including the Proxy Statement filed therewith as an exhibit), the Company shall (i) take, in accordance with applicable Law, its articles of incorporation and by-laws and the rules of the NASDAQ, all action necessary to call, give notice of, set a record date in accordance with Section 107 of the IBCA (the “Record Date”) for determining shareholders of the Company entitled to vote at, and convene the Shareholders’ Meeting for the purpose of obtaining the Requisite Company Vote and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent, unless required to do so by the applicable requirements of the Securities Act, the Exchange Act or any other applicable Law; provided that, in the event that the date of the Shareholders’ Meeting as originally called is adjourned or otherwise delayed in accordance with this Agreement, the Company may establish a new Record Date, as adjourned or delayed, without the prior written consent of Parent and (ii) mail or cause to be mailed to the holders of Shares the Proxy Statement (including notice of the Shareholders’ Meeting) and a form of proxy for use at the Shareholders’ Meeting; provided that the Company may adjourn the Shareholders’ Meeting (i) with the written consent of Parent, (ii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting or (iii) as otherwise required by applicable Law or any court of competent jurisdiction; provided further that the Shareholders’ Meeting shall be adjourned in accordance with Section 113 of the IBCA to the same day two weeks from the originally scheduled Shareholders’ Meeting if at the time the originally scheduled Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Shareholders’ Meeting.

(b)          Subject to Section 6.04, (i) the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement and the Transactions, and shall include such recommendation in the Proxy Statement (which authorization and approval shall be the only matters (other than procedural matters) that are proposed to be voted upon by the holders of Shares at the Shareholders’ Meeting) and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement and the Transactions and shall take all other action necessary or advisable to secure the Requisite Company Vote. For the avoidance of doubt, unless this Agreement is validly terminated in accordance with Section 8.03(c) or Section 8.03(d), the Company’s obligations pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure or communication to the Company or any other person of any Competing Transaction or by any Change in the Company Recommendation.

Section 6.03         Access to Information; Confidentiality.

(a)          From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonable prior notice from Parent, the Company shall (i) provide to Parent and its Representatives reasonable access during normal business hours and upon reasonable prior notice, to the offices, properties, books and records of any Group Company, (ii) to the extent not publicly available, furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing and (iii) instruct the auditors and other Representatives of the Group Companies to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)          Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to or furnish any books, records, documents or other information to the extent that (i) such books, records, documents or other information are subject to any confidentiality agreement with a Third Party; provided that at the written request of Parent, the Company shall use its commercially reasonable best efforts to obtain a waiver of such confidentiality agreement from such Third Party, (ii) the disclosure of such books, records, documents or other information would reasonably be expected to result in the loss of attorney-client or other legal privilege or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(c)          All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements and, without limiting the generality of the foregoing, Parent shall not, and shall cause its Representatives not to, use such information for any purpose unrelated to the consummation of the Transactions.

Section 6.04         No Solicitation of Transactions.

(a)          Until the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except as set forth in this Section 6.04, the Company agrees that neither it nor any of its Subsidiaries, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company), not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by providing nonpublic information concerning any Group Company) any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain such proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any letter of intent or Contract (other than a customary confidentiality agreement) or commitment contemplating or otherwise relating to any Competing Transaction, (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement (and the Company shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement and to enforce each such confidentiality, standstill or similar agreement) or any anti-takeover Law or (v) authorize or permit any of the Representatives of the Company or any of its Subsidiaries to take any action set forth in clauses (i) – (iv) of this Section 6.04(a). The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has knowledge thereof), of any proposal or offer, or any inquiry or contact with any person, that constitutes, or that in the Company’s good faith judgment could reasonably be expected to lead to, a Competing Transaction, (x) specifying the material terms and conditions thereof (including material amendments or proposed material amendments) and (y) specifying the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or the members of the Special Committee, as applicable) of any meeting of the Company Board or the Special Committee at which the Company Board or the Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and their respective Representatives to, immediately following the execution of this Agreement, cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date hereof that prohibits the Company from complying with its obligations under this Section 6.04(a).

(b)         Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of a written bona fide proposal or offer regarding a Competing Transaction that did not result from a breach of Section 6.04(a) (other than any immaterial non-compliance that does not adversely affect Parent or Amalgamation Sub), the Company and its Representatives may, with respect to such proposal or offer and acting only upon the recommendation of the Special Committee:

(i)          contact the person who has made such proposal or offer to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)         provide information (including non-public information) in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed customary confidentiality agreement; provided that the Company shall concurrently make available to Parent any material nonpublic information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)        engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided that prior to taking any actions described in clause (ii) or (iii), the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgement, after consultation with its outside legal counsel, that in light of such proposal or offer, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law and (C) provided written notice to Parent at least forty-eight (48) hours prior to taking any such action.

(c)          Except as set forth in Section 6.04(d) or Section 6.04(e), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Amalgamation Sub, the Company Recommendation, (B) fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, or (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation) within ten (10) Business Days after the commencement thereof (any of the foregoing, a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than a customary confidentiality agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)          Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a written bona fide proposal or offer with respect to a Competing Transaction that did not result from a breach of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent or Amalgamation Sub) and the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would be inconsistent with the fiduciary duties of the Company Board under applicable Law, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee may make a Change in the Company Recommendation with respect to such Superior Proposal and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c), but only (i) after (A) providing at least five (5) Business Days’ (the “Superior Proposal Notice Period”) written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee, as applicable, intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c); it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation, and (B) negotiating with and causing its financial and legal advisors to negotiate with Parent, Amalgamation Sub and their respective Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such Third-Party proposal or offer would cease to constitute a Superior Proposal; provided that any material modifications to such Third-Party proposal or offer that the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has determined to be a Superior Proposal shall be deemed a new Superior Proposal to which the requirements of this Section 6.04(d) shall apply; provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3) Business Day period rather than the five (5) Business Day period first described above and (ii) following the end of such five (5) Business Day or three (3) Business Day period (as applicable), the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee shall have determined in its good faith judgment after consultation with its financial advisor and outside legal counsel that taking into account any changes to this Agreement and the Financing proposed by Parent and Amalgamation Sub in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, from the date hereof and at any time prior to the receipt of the Requisite Company Vote, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee may (i) make a Change in the Company Recommendation or (ii) if an Intervening Event has occurred, authorize the Company to terminate this Agreement pursuant to Section 8.03(d), in each case, if the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee, as applicable, determines in its good faith judgment (after consultation with outside legal counsel), that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board or the Special Committee, as applicable, shall not take any such action unless the Company has (A) provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee, as applicable, to take such action and (B) during such five (5) Business Day period, if requested in writing by Parent, engaged in good faith negotiations with Parent to amend this Agreement in such a manner that would obviate (as determined by the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee, as applicable, after consultation with outside legal counsel) the need for such action.

(f)          A “Competing Transaction” means any of the following (other than the Transactions): (i) any amalgamation, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company or to which twenty percent (20%) or more of the total revenue or net income of the Company are attributable, (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent twenty percent (20%) or more of the total revenue, net income or assets of the Group Companies, taken as a whole, (iii) any sale, exchange, transfer or other disposition of twenty percent (20%) or more of any class of equity securities of the Company, or securities convertible into or exchangeable for twenty percent (20%) or more of any class of equity securities of the Company, (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning twenty percent (20%) or more of any class of equity securities of the Company or (v) any combination of the foregoing.

(g)          An “Intervening Event” means an event, occurrence, change or development that materially affects any Group Company or its business, assets or operations that (i) was unknown by the Company Board and the Special Committee as of or prior to the date hereof (or if known, the material consequences of which are not known to or reasonably foreseeable by the Company Board and the Special Committee as of the date hereof) and (ii) occurs, arises or becomes known (or any material consequences thereof become known) to the Company Board or the Special Committee after the date hereof and on or prior to the receipt of the Requisite Company Vote; provided that the receipt by the Company of a Competing Transaction or Superior Proposal will not be deemed to constitute, or be taken into account to determine whether such event, occurrence, change or development will constitute, an Intervening Event.

(h)          A “Superior Proposal” means a written proposal or offer with respect to a Competing Transaction that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the assets (on a consolidated basis), or more than fifty percent (50%) of the total voting power of the equity securities, of the Company that (i) provides for the payment of (A) cash consideration per Share to holders thereof that is in excess of the Per Share Amalgamation Consideration and/or (B) consideration in the form of publicly traded securities of a company listed on an internationally recognized securities exchange or automated quotation system with a fair market value that in the good faith judgment of the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee after consultation with its financial advisor is in excess of the Per Share Amalgamation Consideration and (ii) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has determined in its good faith judgment after consultation with its financial advisor and outside legal counsel, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, and regulatory aspects of the proposal (including financing, regulatory approvals, shareholder litigation, the identity of the Person or group making such proposal, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances) and (B) would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the holders of the Excluded Shares) from a financial point of view than the Transactions; provided that no offer or proposal shall be deemed to be a “Superior Proposal” if (x) the receipt of any financing required to consummate the transaction contemplated by such offer or proposal is a condition to the consummation of such transaction, or (y) the consummation of the transactions contemplated by such offer or proposal is expressly conditioned upon obtaining any consent or approval of a Governmental Authority or other third party that is not expressly set forth as a condition to the consummation of the Amalgamation in Article VII.

(i)           Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(j)           Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law, including (A) disclosure of factual information regarding the business, financial condition or results of operations of the Company or (B) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer) or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 6.05         Directors’ and Officers’ Indemnification and Insurance.

(a)          The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Amalgamation and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The articles of incorporation and by-laws of the Surviving Corporation (or in such documents of any successor to the business of the Surviving Corporation) shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the articles of incorporation and by-laws of the Company (or in such documents of any successor to the business of the Surviving Corporation) as in effect on the date hereof, and Parent shall cause such provisions to not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Corporation, shall survive the Amalgamation and shall continue in full force and effect in accordance with its terms.

(b)          The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ fiduciary liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms, conditions, retentions and limits of liability no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier; provided, further, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to three hundred percent (300%) of current annual premiums paid by the Company for such insurance, and if the cost of such insurance policy exceeds such amount, then the Surviving Corporation shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ fiduciary liability insurance policies maintained by the Company. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Corporation under this Section 6.05(b) shall terminate.

(c)          Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Corporation shall comply (and Parent shall cause the Surviving Corporation to comply) with all of the Company’s obligations, and each of the Surviving Corporation and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (B) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the IBCA or any other applicable Law; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)          In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or amalgamates into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or amalgamation or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e)          The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the articles of association and by-laws of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the IBCA or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Amalgamation and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Corporation under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06         Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a)          any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)          any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)          any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date hereof, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to this Agreement or the Transactions, including such party’s ability to consummate the Transactions;

(d)          if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied; and

(e)          any person notifying the Company or any of its Subsidiaries in writing that such person is seeking indemnification from the Company or any of its Subsidiaries under any indemnification, advancement or exculpation provisions of the indemnification agreements by and among the Company or any of its Subsidiaries and their respective directors and executive officers or the memorandum and articles of association of the Company or any of its Subsidiaries;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give prompt notice pursuant to this Section 6.06 shall not constitute a failure of a condition to the Amalgamation set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the Company’s unintentional failure to give notice under this Section 6.06 shall not be deemed to be a breach of covenant under this Section 6.06 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

Section 6.07         Financing.

(a)          Subject to the terms and conditions of this Agreement, each of Parent and Amalgamation Sub shall use, and shall cause their respective Subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing at or prior to the Effective Time on the terms and conditions described in the Equity Commitment Letters, including (i) maintaining in effect the Equity Commitment Letters, (ii) satisfying, or causing to be satisfied, on a timely basis (or, if applicable, obtaining waivers of) all conditions to closing of and funding under the Equity Commitment Letters, and not taking or failing to take any action that would reasonably be expected to prevent, impede or delay the availability and consummation of the Financing, (iii) consummating the Financing under the Equity Commitment Letters at or prior to the Effective Time and (iv) enforcing the parties’ funding obligations (and the rights of Parent and Amalgamation Sub) under the Equity Commitment Letters, including by seeking specific performance of the parties thereunder.

(b)          Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any material provision of the Equity Commitment Letters or any other definitive documents relating to the Financing, or termination of any such documents relating to the Financing or (ii) upon the receipt of any written notice from any party to the Equity Commitment Letters or any other definitive documents relating to the Financing with respect to any threatened breach of any material provision or threatened termination of any such documents relating to the Financing. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Equity Commitment Letters or any other definitive documents relating to the Financing, Parent shall promptly notify the Company. If Parent commences an enforcement action to enforce its rights under an Equity Commitment Letter and/or cause the financing sources thereunder to fund the Financing, Parent shall keep the Company reasonably informed of the status thereof.

(c)          Subject to Section 6.14 of this Agreement, Parent and/or Amalgamation Sub shall not amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letters without the prior written consent of the Company (acting only upon the recommendation of the Special Committee).

(d)          Notwithstanding anything to the contrary, Parent and Amalgamation Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing.

Section 6.08         Further Action; Reasonable Best Efforts.

(a)          Upon the terms and subject to the conditions of this Agreement, each of the parties hereto and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not be unreasonably withheld, conditioned or delayed) from the other parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry) and (ii) cooperate with the other parties hereto and use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including taking any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority so as to enable the parties hereto to expeditiously consummate the Transactions, including committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided that no party hereto shall be required to take any such action if such action would have a Company Material Adverse Effect.

(b)         Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Amalgamation Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.09         Obligations of Amalgamation Sub.

Parent shall take all action necessary to cause Amalgamation Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.10         Participation in Litigation.

Prior to the Effective Time or the termination of this Agreement in accordance with its terms, Parent shall give notice as promptly as practicable to the Company, and the Company shall give notice as promptly as practicable to Parent, of any Actions commenced or, to the Company’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party or its directors that relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, at Parent’s sole expense, and no such Action shall be settled by the Company without Parent’s prior written consent (such consent not be unreasonably withheld, conditioned or delayed); provided that the Company may, without Parent’s prior written consent, settle Actions that involve only the payment of money damages not in excess of $1,000,000.

Section 6.11         Resignations.

To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent.

Section 6.12         Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation made in compliance with this Agreement.

Section 6.13         Stock Exchange Delisting; Deregistration.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Shares from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.14         No Amendment to Parent Group Contracts.

Without the Company’s prior written consent, (a) Parent and Amalgamation Sub shall not, and shall cause the members of the Parent Group not to, enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (i) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares or change the number of Rollover Shares, in each case, other than as provided in the Support Agreement, (ii) individually or in the aggregate, prevent or materially delay the ability of Parent or Amalgamation Sub to consummate the Amalgamation and the other Transactions or (iii) prevent or materially impair the ability of any management member or director of the Company, with respect to any Superior Proposal, taking any of the actions described in Section 6.04 to the extent such actions are permitted to be taken by the Company thereunder and (b) Parent and the members of the Parent Group shall not enter into or modify any Contract pursuant to which any management members, directors or shareholders of the Company, or any of their respective Affiliates receives any consideration or other economic value from any person in connection with the Transactions that is not provided or expressly contemplated in the Parent Group Contracts as of the date hereof, including any carried interest, share option, share appreciation right or other forms of equity or quasi-equity right. Within two (2) Business Days after the execution thereof, Parent and Amalgamation Sub shall provide the Company with a copy of any Contract relating to the Transactions that is entered into after the date hereof and to which a member of the Parent Group is a party. Parent and Amalgamation Sub agree that any action by any member of the Parent Group who is not a party to this Agreement that would constitute a breach of this Section 6.14 if such member of the Parent Group were a party to this Agreement for the purposes of this Section 6.14 shall be deemed to be a breach of this Section 6.14.

Section 6.15         Employee Matters.

Parent shall, for a period of twelve (12) months immediately following the Closing Date, cause the Surviving Corporation and its Subsidiaries to provide employees of the Group Companies who have not been terminated by the Company or who have not given resignation notices to the Company (whether such termination or resignation occurs prior to or following the Closing) as of immediately prior to the Effective Time (the “Company Employees”) with (x) the level of cash compensation at least equal to such employee’s level of cash compensation as of immediately prior to the Effective Time and (y) employee benefits and arrangements (other than equity benefits) that are no less favorable than the employee benefits and arrangements provided by the Group Companies to the Company Employees in effect as of immediately prior to the Effective Time, subject to market adjustments in the ordinary course of business; provided, however, that the requirements of this sentence shall not apply to Company Employees who are covered by a collective bargaining agreement. From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all Contracts, employee benefit plans and arrangements, policies, and commitments of the Group Companies as in effect immediately prior to the Effective Time that are applicable to any current or former employees or directors. Nothing contained in this Section 6.15, expressed or implied, is intended to confer upon any Service Provider any benefits under any employee benefit plans or right to employment or continued employment with Parent or the Surviving Corporation or any of its Subsidiaries for any period by reason of this Agreement. The provisions of this Section 6.15 are solely for the benefit of the parties to this Agreement and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Section 6.15, and nothing contained herein shall be construed as an amendment to any employee benefit plan for any purpose.

Section 6.16         Actions Taken at the Direction of Certain Persons; Knowledge.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article III, Article V and Article VI hereof, if the alleged breach is primarily the result of (i) action or inaction taken by or at the direction of a Sinobioway Representative without the authorization of the board of directors of Beijing Sinovac (including the directors thereof that are not Sinobioway Representatives), (ii) action or inaction taken by or at the direction of Sinobioway Bio-medicine Co., Ltd., in its capacity as a shareholder of Beijing Sinovac, (iii) action or inaction taken by or at the direction of Sinobioway Bio-medicine Co., Ltd. or any of its Affiliates pursuant to or in connection with any lease between such person and Beijing Sinovac (each of (i), (ii) and (iii), a “Sinobioway Trigger”), or (iv) action or inaction taken by the Company or any of its Subsidiaries at the direction of the Founder, any other Rollover Shareholder, Parent, any of their respective Affiliates or any of their respective directors, officers, employees, agents or representatives, in each case of the foregoing (i), (ii), (iii) and (iv), without the authorization of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.  Parent shall not have the right to (i) terminate this Agreement under Section 8.04 or (ii) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent such breach or inaccuracy arises out of or relates to matters or circumstances of which the Founder, any other Rollover Shareholder, Parent or any of their respective directors or officers has knowledge, as of the date of this Agreement. For the avoidance of doubt, any alleged breach by the Company of any representation, warranty, covenant or agreement hereunder (including Article III, Article V and Article VI hereof) shall not be deemed to be primarily the result of a Sinobioway Trigger, if such alleged breach would have occurred or arisen without the occurrence of a Sinobioway Trigger prior to the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII.

Article VII
CONDITIONS TO THE AMALGAMATION

Section 7.01         Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Amalgamation Sub to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)          Shareholder Approval. This Agreement and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the IBCA and the Company’s articles of incorporation and by-laws.

(b)          No Orders. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent that is then in effect and has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

Section 7.02         Conditions to the Obligations of Parent and Amalgamation Sub.

The obligations of Parent and Amalgamation Sub to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)          Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.03(a), the first sentence of Section 3.03(b), Section 3.04(a) and Section 3.18, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct does not constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.03(a) and the first sentence of Section 3.03(b) shall be true and correct in all respects, except for de minimis inaccuracies, as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time) and (iii) the representations and warranties set forth in Section 3.04(a) and Section 3.18 shall be true and correct in all respects, as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)          Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date hereof and be continuing.

(d)          Dissenting Shares. Shareholders of the Company, other than 1Globe and the Chiang Li Family, holding no more than seven and one-half percent (7.5%) of the total issued and outstanding Shares shall have validly served a notice of dissent under Section 191 of the IBCA.

(e)          Company Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a) and Section 7.02(b).

Section 7.03         Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Amalgamation are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)          Representations and Warranties. The representations and warranties of Parent and Amalgamation Sub contained in this Agreement (without giving effect to any qualification as to “materiality” set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent and Amalgamation Sub to be so true and correct, individually or in the aggregate, has not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent and Amalgamation Sub to consummate the Transactions.

(b)          Agreements and Covenants. Each of Parent and Amalgamation Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)          Parent Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04         Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Amalgamation Sub may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to comply with this Agreement and consummate the Transactions.

Article VIII
TERMINATION

Section 8.01         Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (in the case of the Company, acting only upon the recommendation of the Special Committee).

Section 8.02         Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (acting only upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)          the Effective Time shall not have occurred on or before March 26, 2018 (the “Termination Date”);

(b)          any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order that, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)          the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment thereof;

provided that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03         Termination by the Company.

This Agreement may be terminated by the Company (acting only upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)          a breach of any representation, warranty, agreement or covenant of Parent or Amalgamation Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent or Amalgamation Sub, as applicable, within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.02;

(b)          (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 have been satisfied (or that the Company is willing to waive any unsatisfied conditions in Section 7.03) and that it is ready, willing and able to consummate the Closing and (iii) Parent and Amalgamation Sub fail to complete the Closing within three (3) Business Days following the date on which the Closing should have occurred pursuant to Section 1.02;

(c)          prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal and (ii) the Company concurrently with the termination of this Agreement enters into an Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement (other than any immaterial non-compliance that does not adversely affect Parent or Amalgamation Sub) and (B) complied with Section 8.06(a) and pays the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c); or

(d)          prior to the receipt of the Requisite Company Vote, the Company Board (acting only upon the recommendation of the Special Committee) or the Special Committee has authorized the Company to terminate this Agreement pursuant to Section 6.04(e).

Section 8.04         Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)          a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent or Amalgamation Sub (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Amalgamation Sub is then in material breach of any representations, warranties, agreements or covenants of Parent or Amalgamation Sub hereunder that would give rise to the failure of a condition set forth in Section 7.03; or

(b)          the Company Board or any committee thereof shall have effected a Change in the Company Recommendation.

Section 8.05         Effect of Termination.

In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representative of such party); provided that the terms of Section 6.03(c), Section 6.12, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06         Termination Fee and Expenses.

(a)          In the event that:

(i)          (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly made, proposed or communicated (and not withdrawn or abandoned), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), (C) neither Parent nor Amalgamation Sub shall have materially breached any of its representations, warranties or covenants under this Agreement and (D) within twelve (12) months after the termination of this Agreement, the Company enters into a definitive agreement with respect to the Competing Transaction contemplated by such proposal or offer; provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”;

(ii)         this Agreement is terminated by Parent pursuant to Section 8.04; or

(iii)        this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d),

then the Company shall pay to Parent or its designees an amount equal to $15,000,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (A) within five (5) Business Days after such termination in the case of a termination referred to in clause (ii), (B) within two (2) Business Days following the consummation by the Company of the Competing Transaction in the case of a termination referred to in clause (i) or (C) prior to or concurrently with the termination of this Agreement in the case of a termination pursuant to clause (iii)); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)          In the event that this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), then Parent will pay, or cause to be paid, to the Company an amount equal to $15,000,000 (the “Parent Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event within five (5) Business Days) following such termination; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)          All Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Amalgamation or any other Transaction is consummated.

(d)          In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the prime rate as published in the Wall Street Journal Table of Money Rates on such date plus 3.00%. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)          Each of the Company, Parent and Amalgamation Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(f)          (i) Subject to Section 9.08, the Equity Commitment Letters and the Limited Guarantees, in the event that Parent or Amalgamation Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b), and the expenses pursuant to Section 8.06(d) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) Parent, Amalgamation Sub, the Rollover Shareholders, the Guarantors and the Sponsors, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent, Amalgamation Sub, any Rollover Shareholder, any Guarantor or Sponsor, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent, Amalgamation Sub, any Rollover Shareholder or any Guarantor or Sponsor or (D) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of any of the foregoing (clauses (A) – (D), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Amalgamation or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and expenses under Section 8.06(d), and in no event shall any Group Company, the direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters and the Limited Guarantees), other than (without duplication) from Parent or Amalgamation Sub to the extent provided in Section 8.06(b) and Section 8.06(d), or the Guarantors to the extent provided in the relevant Limited Guarantees.

(ii)         Subject to Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Amalgamation to be consummated (whether willfully, intentionally, unintentionally or otherwise). Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), and in no event shall any of Parent, Amalgamation Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d).

Article IX
GENERAL PROVISIONS

Section 9.01         Non-Survival of Representations, Warranties and Agreements.

The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article VIII, except that this Section 9.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.05 and this Article IX.

Section 9.02         Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email, by facsimile or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Amalgamation Sub:

c/o No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China
Attention: Weidong Yin
Email: yinwd@sinovac.com
Facsimile: +86 10 6296 6910

with a copy to:

Kirkland & Ellis
26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central
Hong Kong
Attention: David T. Zhang, Esq.
Email: david.zhang@kirkland.com
Facsimile: +852 3761 3301

if to the Company:

No. 39 Shangdi Xi Road

Haidian District, Beijing 100085, China
Attention: Lilian Zhang
Email: zhangtt@sinovac.com
Facsimile: +86 10 6296 6910

with a copy to:

Weil, Gotshal & Manges
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention: Tim Gardner, Esq.
Email: tim.gardner@weil.com
Facsimile: +852 3015 9354

Section 9.03         Certain Definitions.

(a)          For purposes of this Agreement:

“1Globe” means, collectively, 1Globe Capital LLC and its Affiliates, and any investment fund advised or managed by 1Globe Capital LLC or any of its Affiliates.

“2012 Share Incentive Plan” means the Sinovac Biotech Ltd. 2012 Share Incentive Plan, as amended.

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial) that apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996 and the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time.

“Beijing Sinovac” means Sinovac Biotech Co., Ltd., an equity joint venture incorporated in Beijing.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, Antigua and Barbuda or Beijing, PRC.

“Chiang Li Family” means, collectively, the persons comprising the reporting person identified as “Chiang Li Family” in the Schedule 13G relating to the Company filed by such reporting person with the SEC on April 4, 2016 (SEC Accession No. 0001214659-16-010806) and their respective Affiliates.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Amalgamation Sub on the date hereof.

“Company Employee Plan” means any material plan, program, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, or with respect to which such Group Company has or may have any liability or obligation.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Group Companies taken as a whole; provided that the determination of whether a Company Material Adverse Effect shall have occurred shall not take into account any fact, event, circumstance, change, condition, occurrence or effect to the extent resulting from: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, (iii) changes or conditions that generally affect the industry and market in which the Group Companies operate, including changes in interest rates or foreign exchange rates, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (v) any failure, in and of itself, of the Group Companies to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vi) the announcement, pendency or consummation of the Transactions, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor or other business partner of the Company due to such announcement, pendency or consummation or the identity of Parent or its Affiliates, (vii) any action taken (or omitted to be taken) by the Company or any of its Subsidiaries at the written request or with the written consent of Parent or expressly required by this Agreement, (viii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Company or any of its Subsidiaries (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of securities Laws or otherwise in connection with this Agreement or the Transactions, (ix) any action or inaction taken by or at the direction of a Sinobioway Representative without the authorization of the board of directors of Beijing Sinovac (including the directors thereof that are not Sinobioway Representatives), (x) any action or inaction taken by or at the direction of Sinobioway Bio-medicine Co., Ltd. or any of its Affiliates, pursuant to or in connection with any lease between such person and Beijing Sinovac, (xi) any action or inaction taken by or at the direction of Sinobioway Bio-medicine Co., Ltd., in its capacity as a shareholder of Beijing Sinovac, or (xii) the matters, allegations or investigations disclosed in the Company’s Form 6-K (including the exhibit thereto) furnished to the SEC on May 16, 2017 or the Company’s Form 6-K (including the exhibit thereto) furnished to the SEC on December 23, 2016; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Group Companies, taken as a whole, relative to other participants in the industry in which the Group Companies operate (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Share Incentive Plans on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company RS” means each Share of restricted stock granted under the 2012 Share Incentive Plan on or prior to the Closing Date, the restrictions over which have not lapsed on or prior to the Closing Date in accordance with the terms thereof.

“Confidentiality Agreements” means the confidentiality agreements between the Company and Mr. Weidong Yin and between the Company and SAIF Partners IV L.P., each dated as of June 1, 2016.

“Contract” means any legally enforceable note, bond, mortgage, indenture, or other written contract, agreement, or instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Law” means any applicable PRC local, provincial or national Law relating to (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Excluded Shares” means, collectively, (i) Rollover Shares, (ii) Shares held by Parent or any of its Affiliates and (iii) Shares held by the Company or any of its Subsidiaries.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of the Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Laws and all other matters related to the closing of the Amalgamation and the other Transactions.

“Founder” means Mr. Weidong Yin, a PRC citizen with the passport number of G44420340.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) guaranteed directly or indirectly in any manner by such person and (x) all Indebtedness referred to in clauses (i) through (viii) secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) Trademarks, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including trade secrets, know-how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals and extensions for any of the foregoing in clauses (i)-(v) and (vii) any and all other proprietary rights.

“Interim Investors Agreement” means the interim investors agreement among Holdco, the Rollover Shareholders and the Sponsors, dated as of June 26, 2017, as amended and restated from time to time.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule in each case after reasonable inquiry, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, in each case, after reasonable inquiry.

“Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all real property and interests in real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company.

“Permitted Encumbrances” shall mean, (i) Liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith and by appropriate proceedings, (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests arising or incurred in the ordinary course of business (A) relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or (B) that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings, (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries, (vii) Liens that have otherwise been disclosed to Parent in writing as of the date hereof, or (viii) outbound license agreements and non-disclosure agreements entered into in the ordinary course of business.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China.

“Representatives” means, with respect to any party, such party’s officers, directors, employees, accountants, consultants, financial and legal advisors and agents.

“Rollover Shareholders” means each person holding Rollover Shares who is a party to the Support Agreement.

“Rollover Shares” has the meaning ascribed to it in the Support Agreement.

“Securities Act” means the Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees, directors and independent contractors of the Group Companies.

“Share Incentive Plans” means the Stock Option Plan and the 2012 Share Incentive Plan.

“Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of this Agreement and the Transactions, including the Amalgamation.

“Sinobioway Representative” means any current or future director or legal representative of Beijing Sinovac who is appointed by or is affiliated with Sinobioway Bio-medicine Co., Ltd., including Mr. Aihua Pan.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites and (v) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Special Committee” means a committee of the Company Board consisting of three members of the Company Board that are not affiliated with Parent or Amalgamation Sub and are not members of the management of the Company.

“Sponsors” means C-Bridge Healthcare Fund II, L.P., Advantech Capital L.P., Vivo Capital Fund VIII, L.P. and Vivo Capital Surplus Fund VIII, L.P.

“Stock Option Plan” means the Sinovac Biotech Ltd. Stock Option Plan, as amended.

“Subsidiary” means, with respect to any party, any person (i) of which such party or any other Subsidiary of such party is a general or managing partner or (ii) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including, taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith.

(b)          The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Action	Section 3.09
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Amalgamation	Recitals
Amalgamation Consideration	Section 2.04(a)
Amalgamation Sub	Preamble
Applicable Date	Section 3.07(a)
Arbitrator	Section 9.09(a)
Articles of Amalgamation	Section 1.03
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Employees	Section 6.15
Company Group	Section 8.06(f)(i)
Company Intellectual Property	Section 3.12(a)
Company Real Property	Section 3.11(c)
Company Recommendation	Section 3.04(b)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(f)
Damages	Section 6.05(c)
Dissenting Shareholders	Section 2.03(a)

Defined Term	Location of Definition

Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Environmental Permits	Section 3.15
Equity Commitment Letters	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor or Guarantors	Recitals
HKIAC	Section 9.09(b)
Holdco	Recitals
IBCA	Section 1.01
Improvements	Section 3.11(d)
Indemnified Parties	Section 6.05(b)
Intervening Event	Section 6.04(g)
Law	Section 3.05(a)
Limited Guarantees	Recitals
Material Contract	Section 3.14(a)
Material Company Permits	Section 3.06(a)
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(f)(i)
Parent Group Contracts	Section 4.11
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per Share Amalgamation Consideration	Section 2.01(a)
Proxy Statement	Section 6.01(a)
Record Date	Section 6.02(a)
Requisite Company Vote	Section 3.04(a)
Rights	Section 2.01(f)
Rights Agreement	Section 2.01(f)
Rules	Section 9.09(b)
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(c)
Schedule 13E-3	Section 6.01(a)
SEC	Section 3.05(b)
Share	Section 2.01(a)
Share Certificates	Section 2.04(b)
Sinobioway Trigger	Section 6.16
Superior Proposal	Section 6.04(h)
Superior Proposal Notice Period	Section 6.04(d)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Termination Date	Section 8.02(a)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)

Section 9.04         Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05         Interpretation.

When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. All $ amounts used in Article III, Article IV and Article V include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06         Entire Agreement; Assignment.

This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to an amalgamation, by operation of Law or otherwise), except that Parent and Amalgamation Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

Section 9.07         Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

Section 9.08         Specific Performance.

(a)          Subject to Section 9.08(b) and Section 9.08(d), the parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(d), the parties hereto acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent or Amalgamation Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, or Parent or Amalgamation Sub, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Amalgamation, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity (including that Parent and Amalgamation Sub use reasonable best efforts to obtain the Financing in accordance with Section 6.07).

(b)          Notwithstanding the foregoing, the Company’s right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent and/or Amalgamation Sub to cause the Financing to be funded at any time (but not the Company’s right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief with respect to any other matter) shall be subject to the satisfaction of each of the following conditions: (i) all conditions in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent and Amalgamation Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, and (iii) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions to the extent not so satisfied in Section 7.03 and (B) if specific performance is granted and the Financing is funded, then it would take such actions that are within its control to cause the Closing to occur.

(c)          Each party (i) waives any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(d)          Notwithstanding anything herein to the contrary, (i) Parent and Amalgamation Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Amalgamation Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a) and expenses under Section 8.06(d), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b) and expenses under Section 8.06(d), by the Company on the other hand and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Amalgamation Sub, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

(e)          This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any of the Equity Commitment Letters (including the expiration or termination provisions thereof).

Section 9.09         Governing Law; Dispute Resolution.

(a)          This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of Antigua and Barbuda in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of Antigua and Barbuda: the Amalgamation, the vesting of the undertaking, property and liabilities of Amalgamation Sub in the Surviving Corporation, the cancellation of the Shares, the rights provided for in the IBCA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Amalgamation Sub and the internal corporate affairs of the Company and Amalgamation Sub.

(b)          Subject to Section 9.08 and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “Rules”) in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one (1) Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one (1) Arbitrator; and a third (3rd) Arbitrator will be nominated jointly by the first two (2) Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two (2) Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third (3rd) Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10         Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors (or in the case of the Company, by action taken by or on behalf of the Special Committee) at any time prior to the Effective Time; provided that after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Amalgamation. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11         Waiver.

At any time prior to the Effective Time, any party hereto may by action taken (a) with respect to Parent and Amalgamation Sub, by or on behalf of their respective boards of directors and (b) with respect to the Company, by action taken by or on behalf of the Special Committee, (i) extend the time for the performance of any obligation or other act of any other party hereto, (ii) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12         Counterparts.

This Agreement may be executed and delivered (including by email or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Amalgamation Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Simon Anderson

Name:	Simon Anderson

Title:	Director, Chairman of the Special Committee

[Signature Page to Amalgamation Agreement]

IN WITNESS WHEREOF, Parent, Amalgamation Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

Sinovac (Cayman) Limited

By:	/s/ Weidong Yin

Name:	Weidong Yin

Title:	Director

[Signature Page to Amalgamation Agreement]

IN WITNESS WHEREOF, Parent, Amalgamation Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

sINOVAC Amalgamation sub lIMITED

By:	/s/ Weidong Yin

Name:	Weidong Yin

Title:	Director

[Signature Page to Amalgamation Agreement]

SCHEDULE A

List of Guarantors

C-Bridge Healthcare Fund II, L.P.

Advantech Capital L.P.

Vivo Capital Fund VIII, L.P.

Vivo Capital Surplus Fund VIII, L.P.

SAIF Partners IV L.P.